SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended:  December 31, 2008

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from _________________ to __________________

Commission File Number:  1-11024

A.	Full title of plan and address of the plan, if different from that of the issuer named below:

CLARCOR 401(k) Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CLARCOR Inc.
840 Crescent Centre Drive
Suite 600
Franklin, TN 37067

CLAR	COR 401(k)
Retirement S	avings Plan

Financial Statements and
Supplemental Schedule
As of and for the Years Ended
December 31, 2008 and 2007

CLARCOR	401(k)
Retirement Saving	s Plan

Contents

Report of Independent Registered Public Accounting Firm	3

Financial Statements
Statements of Net Assets Available for Benefits	4
Statements of Changes in Net Assets Available for Benefits	5-6
Notes to Financial Statements	7-12

Supplemental Schedule
Schedule of Assets (Held at End of Year)	14-15

Note:	Supplemental schedules required by the Employee Retirement Income Security Act of 1974 not included herein are deemed not applicable to the CLARCOR 401(k) Retirement Savings Plan.

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator of the
CLARCOR 401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the CLARCOR  401(k) Retirement Savings Plan (the "Plan") as of December 31, 2008 and 2007 and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held at end of year as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Horne LLP
Jackson, Mississippi
____________________

CLARCOR	401(k)
Retirement Saving	s Plan

Statements of Net Assets Available for	Benefits

December 31,	2008	2007

Assets

Investments, at fair value
Common/collective trust	$11,063,685	$10,242,100
Mutual funds	26,127,284	37,196,295
CLARCOR Inc. Common Stock Fund	2,807,414	4,223,954
Participant loans	1,254,556	1,274,568

Total investments	41,252,939	52,936,917

Receivables
Employer contributions	-	8,916
Participant contributions	-	41,069

Total receivables	-	49,985

Net Assets Available for Benefits	$41,252,939	$52,986,902

See accompanying notes to financial statements.

CLARCOR	401(k)
Retirement Saving	s Plan

Statements of Changes in Net Assets Available for	Benefits

Year-ended December 31,	2008	2007

Additions
Investment income
Interest income from common/collective trust	$439,492	$445,995
Dividend income from CLARCOR Inc. Common Stock Fund	23,666	26,596
Interest income from participant loans	114,246	107,635
Dividend income from mutual funds	1,034,212	1,883,086

Total interest and dividends	1,611,616	2,463,312

Net appreciation (depreciation) in fair value of
Mutual funds	(10,072,775)	251,582
CLARCOR Inc. Common Stock Fund	(408,669)	443,641

Total net appreciation (depreciation)	(10,481,444)	695,223

Net gain (loss) on sale of investments
CLARCOR Inc. Common Stock Fund	28,996	(1,432)
Mutual funds	(953,445)	224,432

Total net gain (loss) on sale of investments	(924,449)	223,000

Total investment income (loss)	(9,794,277)	3,381,535

Contributions
Employer	355,864	390,624
Participant	1,675,029	1,826,203
Other additions	-	175

Total contributions	2,030,893	2,217,002

Total additions (losses)	(7,763,384)	5,598,537

CLARCOR	401(k)
Retirement Saving	s Plan

Statements of Changes in Net Assets Available for	Benefits

Year-ended December 31,	2008	2007

Deductions
Benefits paid to participants	$3,966,730	$3,851,596
Administrative fees	3,750	3,591
Other deductions	99	13,435

Total deductions	3,970,579	3,868,622

Net Increase (Decrease)	(11,733,963)	1,729,915

Net Assets Available for Benefits, at beginning of year	52,986,902	51,256,987

Net Assets Available for Benefits, at end of year	$41,252,939	$52,986,902

See accompanying notes to financial statements.

CLARCOR 401(k) Retirement Saving	s Plan

Notes to Financial Sta	tements

1.	Description of Plan
The following brief description of the CLARCOR Inc. (the "Company") 401(k) Retirement Savings Plan (the "Plan") is provided for general information purposes only.  Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan.  Effective January 1, 2004, the Plan was restated and amended to cover only those eligible employees who elected to continue participation in the CLARCOR Inc. Pension Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions
Each year, participants may contribute up to 50% of annual compensation on a combined pre-tax and/or Roth basis, as defined in the Plan, subject to applicable Internal Revenue Code limitations.  Participants may also elect to make after-tax contributions to the Plan up to 10% of the participant's compensation, and may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans.  The Company matches 50% of the first 3% of combined pre-tax and/or Roth contributions.

Participant Accounts
Each participant's account is credited with the participant's contributions, Company's contributions and Plan earnings.  Contributions are based on participant elections, as defined.  The only benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.  Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan currently offers a common/collective trust and 22 mutual funds as investment options for participants.

Vesting
Participants are immediately vested in their contributions, plus actual earnings thereon.  Vesting in the Company's contribution and related earnings portion of their accounts is based on years of continuous service.  A participant is vested as follows:

Total years of service	Vested Percentage

1	0%
2	0%
3	100%

CLARCOR 401(k) Retirement Saving	s Plan

Notes to Financial Sta	tements

Participant Loans
Participants may borrow from their accounts a minimum of $1,000 and may have only one loan outstanding.  Loans are repaid through payroll deductions with principal and interest being credited to the participants' account balances.  Loans may not exceed the lesser of 50% of the participant's vested balance or $50,000, and loans are to be repaid over a period of time not to exceed five years, unless used for the purchase of a principal residence, in which case the payback period may not exceed 15 years.  The loans are collateralized by the balance in the participant's account and bear interest at the prime rate plus 2% at the time of the loan.

Payment of Benefits
Upon termination of service, death, disability or retirement, participants, or their beneficiaries, will receive lump-sum benefit payments.  Benefits paid are equal to the value of the participant's vested interest in his or her account.

Subject to certain provisions specified in the Plan agreement, employed participants may withdraw their after-tax contributions and related earnings.  Withdrawals from the Plan may also be made upon circumstances of financial hardship in accordance with provisions specified in the Plan.

	Forfeited Accounts	Forfeitures are used to reduce future Company contributions. Approximately $4,538 and $1,606 were used to reduce Company contributions during 2008 and 2007, respectively.

	Administrative Expenses	The Company pays substantially all of the Plan's administrative expenses.

2.	Summary of Significant Accounting Policies

	Basis of Accounting	The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

CLARCOR 401(k) Retirement Saving	s Plan

Notes to Financial Sta	tements

Risks and Uncertainties
The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market valuation and credit risks.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.  Individual participants' accounts bear the risk of loss resulting from fluctuations in fund values.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value.  Quoted market prices are used to value investments.  Shares of mutual funds and shares of the common/collective trust are valued at the net asset value of shares or units held by the Plan at year-end.  The CLARCOR Inc. Common Stock Fund is valued at the year-end unit closing price, based on the quoted market price of the Company common stock plus uninvested cash.  Participant loans are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

	Payment of Benefits	Benefits are recorded when paid.

3.	Significant Investments	The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

December 31,	2008	2007

CLARCOR Inc. Common Stock Fund	$2,807,414	$4,223,954
Vanguard Intermediate Term Investment Grade Fund	2,230,363	N/A
Vanguard 500 Index Fund	6,616,330	11,217,806
Vanguard Wellington Fund	6,298,213	9,460,543
Vanguard Windsor II Fund	N/A	3,704,000
Vanguard Retirement Savings Trust	11,063,685	10,242,100

CLARCOR 401(k) Retirement Saving	s Plan

Notes to Financial Sta	tements

4.	Related Party Transactions
The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company.  Vanguard Fiduciary Trust Company acts as trustee for only those investments as defined by the Plan.  Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.  Fees paid by participants of the Plan for annual loan and redemption fees amounted to $3,750 and $3,591 for the years ended December 31, 2008 and 2007, respectively.

The CLARCOR Inc. Common Stock Fund contains shares of common stock issued by the Company.  The Company is the Plan Sponsor as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

5.	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their employer contributions.

6.	Tax Status
The Internal Revenue Service has determined and informed the Company by a letter dated April 8, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC").  Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7.	Fair Value Measurements
FASB Statement No. 157, Fair Value Measurements, establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy under FASB Statement No. 157 are described as follows:

		▪	Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

▪
Level 2 Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means.  If the asset or liability has a specified (contractual) term, the level 2 inputs must be observable for substantially the full term of the asset or liability.

CLARCOR 401(k) Retirement Saving	s Plan

Notes to Financial Sta	tements

▪	Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

An asset’s or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for Plan assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2008 and 2007.

CLARCOR Inc. Common Stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds and common/collective trust: Valued at the net asset value (NAV) of shares held by the Plan at year-end.

Participant loans: Valued at amortized cost, which approximates fair value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2008:

CLARCOR 401(k) Retirement Saving	s Plan

Notes to Financial Sta	tements

Assets at fair value as of December 31, 2008
	Level 1	Level 2	Level 3
Common/collective trust	$11,063,685	$-	$-
Mutual funds	26,127,284	-	-
CLARCOR Inc. Common
Stock Fund	2,807,414	-	-
Participant loans	-	-	1,254,556

Total assets at fair value	$39,998,383	$-	$1,254,556

The following table sets forth a summary of changes in the fair value of the Plan's level 3 assets for the year-ended December 31, 2008.

Participant
Loans
Balance, beginning of year	$1,274,568

Realized gains/(losses)	-
Unrealized gains/(losses) relating to
Instruments still held at reporting date	-
Purchases, sales, issuances and settlements, net	(20,012)
Balance, end of year	$1,254,556

8.	Subsequent Event (Unaudited)
Effective July 1, 2008, further contributions to the CLARCOR Inc. Common Stock Fund were frozen. The CLARCOR Inc. Common Stock Fund will close, and assets therein liquidated, by December 31, 2009.  Plan participants have until such date to redirect their assets from this fund into other investment options.  In the absence of such designation, the assets will be liquidated and reinvested in the target retirement fund associated with their age group.

Effective April 3, 2009, the Company's matching contribution changed from a guaranteed to a discretionary match and the Company ceased making matches on a per pay period basis.  Any matches corresponding to periods after April 3, 2009 would be made following the external audit of the Company’s 2009 financial statements (expected to occur in January 2010).

Supplementa	l Schedule

CLARCOR	401(k)
Retirement Saving	s Plan

Schedule of Assets (Held at End	of Year)

EIN:  36-0922490
Plan Number:  009
Schedule H, Line 4i

December 31,				2008
(a)	(b) Identity of Issuer	(c) Description of Investment	(d) Cost	(e) Shares/Units	(f) Current Value

*	CLARCOR Inc. Common Stock Fund	Company Common Stock		84,612	$2,807,414

*	Vanguard Retirement Savings Trust	Common/Collective Trust		11,063,685	11,063,685

*	Vanguard Prime Money Market Fund	Mutual Fund		1,223,245	1,223,245

*	Vanguard Explorer Fund	Mutual Fund		8,961	377,538

*	Vanguard Wellington Fund	Mutual Fund		257,806	6,298,213

*	Vanguard Intermediate Term Investment Grade Fund	Mutual Fund		257,845	2,230,363

*	Vanguard Intermediate Term Treasury Fund	Mutual Fund		159,567	1,930,762

*	Vanguard 500 Index Fund	Mutual Fund		79,628	6,616,330

*	Vanguard Windsor II Fund	Mutual Fund		107,893	2,061,837

*	Vanguard U.S. Growth Fund	Mutual Fund		83,807	1,027,477

*	Vanguard International Growth Fund	Mutual Fund		79,404	968,728

*	Vanguard Small Cap Index Fund	Mutual Fund		17,492	356,835

*	Vanguard Mid Cap Index Fund	Mutual Fund		36,655	432,524

*	Vanguard Target Retirement Income Fund	Mutual Fund		2,989	28,459

*	Vanguard Target Retirement 2005 Fund	Mutual Fund		3,465	33,578

*	Vanguard Target Retirement 2010 Fund	Mutual Fund		16,129	284,035

*	Vanguard Target Retirement 2015 Fund	Mutual Fund		131,221	1,253,156

*	Vanguard Target Retirement 2020 Fund	Mutual Fund		33,034	547,367

CLARCOR	401(k)
Retirement Saving	s Plan

Schedule of Assets (Held at End	of Year)

EIN:  36-0922490
Plan Number:  009
Schedule H, Line 4i

December 31,				2008
(a)	(b) Identity of Issuer	(c) Description of Investment	(d) Cost	(e) Shares/Units	(f) Current Value

*	Vanguard Target Retirement 2025 Fund	Mutual Fund		40,013	$370,919

*	Vanguard Target Retirement 2030 Fund	Mutual Fund		18	278

*	Vanguard Target Retirement 2035 Fund	Mutual Fund		7,665	70,902

*	Vanguard Target Retirement 2045 Fund	Mutual Fund		1,540	14,738

*	Participant Loans	Loans to participants	-		1,254,556

					$41,252,939

*Represents party-in-interest.

(d) The cost of participant-directed investments is not required to be disclosed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

CLARCOR 401(k) Retirement Savings Plan

By /s/ Richard M. Wolfson

Richard M. Wolfson
Vice President, General Counsel and Corporate Secretary
CLARCOR Inc.

Date June 26, 2009

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

CLARCOR INC.
The CLARCOR 401(k) Retirement Savings Plan

We consent to the incorporation by reference in Registration Statement No. 333-159666 of  CLARCOR Inc. on Form S-8 of our report dated June 26, 2009, related to the financial statements and supplemental schedule of The CLARCOR 401(k) Retirement Savings Plan, appearing in this Annual Report on Form 11-K of the CLARCOR 401(k) Retirement Savings  Plan for the year ended December 31, 2008.

/s/ Horne LLP
Jackson, Mississippi
June 26, 2009